Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 9, 2019

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Form N-4 Registration Statement (File No. 333-233812)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Form N-4 Registration Statement (File No. 333-233817)

Mr. Cowan:

This letter responds to comments that you provided via email dated December 4, 2019 with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC,” collectively with TLIC, “Transamerica” or “we”) and the Correspondence filed via EDGAR on November 22, 2019 relating to the Transamerica Advisory Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Please note we have moved the target effective date from December 6, 2019 to December 20, 2019.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

Prospectus

1.	Cover Page: Add phone number here for clarity.

Response: Disclosure has been revised. Please see attached.

2.	Fee Table and Expense Examples – Return of Premium Death Benefit (p. 3): Capitalize “policy value”.

Response: Disclosure has been revised. Please see attached.

3.	NOTE TO EXPENSE EXAMPLES (p. 5): Add placeholder for Condensed Financial Statements.

Response: Confirmed.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

December 9, 2019

4.	Guaranteed Minimum Death Benefit (p. 18):

a.	Delete this (“may vary for certain policies”) – explanation only states that it may not be available in all states or through all intermediaries.

Response: Disclosure has been revised. Please see attached.

b.	Delete “We may discontinue offering a guaranteed minimum death benefit at any time for new sales.”

Response: Disclosure has been revised. Please see attached.

c.

Shouldn’t be covering new policy purchases in this registration statement. If the Company wants to stop offering a benefit, it must amend its registration statement first. All references to what the Company can do in terms of new policy purchases should be deleted.

Response: Disclosure has been revised to delete all references to what the company can do in terms of new policy purchases.

d.	Delete “and you will not be impacted by a decision to discontinue offering any particular guaranteed minimum death benefit to new sales.”

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884 or Becky Reddick at 319-355-2747. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel